OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3			Page 2 of 14

1.	Name of Reporting Person: Rankin Associates IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 629579 10 3			Page 3 of 14

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 123,119

		8.	Shared Voting Power: 655,093

		9.	Sole Dispositive Power: 123,119

		10.	Shared Dispositive Power: 655,093

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 778,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 4 of 14

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 57,027

		8.	Shared Voting Power: 467,054

		9.	Sole Dispositive Power: 57,027

		10.	Shared Dispositive Power: 467,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 524,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 5 of 14

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- Se Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 38,045

		8.	Shared Voting Power: 485,626

		9.	Sole Dispositive Power: 38,045

		10.	Shared Dispositive Power: 485,626

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 523,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 6 of 14

1.	Name of Reporting Person: Roger F. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 75,210

		8.	Shared Voting Power: 460,110

		9.	Sole Dispositive Power: 75,210

		10.	Shared Dispositive Power: 460,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 535,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 7 of 11

1.	Name of Reporting Person: Clara L. T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 129,272

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 129,272

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 8 of 14

1.	Name of Reporting Person: Bruce T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO--See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 453,567

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 453,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3	Schedule 13D	Page 9 of 14 Pages

     This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) is hereby filed to update certain information with respect to beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (“Class A Common”), of NACCO Industries, Inc. (the “Company”) that appeared in the Schedule 13D filed on February 15, 2005 (the “Schedule 13D”). This Amendment No. 1 (a) updates certain information with respect to Certain Reporting Persons under the Filings and (b) reflects the exchange on February 24, 2005 of 284,728 shares of Class A Common (the “Exchange”) by Rankin Associates IV, L.P., a Delaware limited partnership (the “Partnership”), for 284,728 shares of Class B Common Stock (“Class B Common”) of the Company in the registered exchange offer made pursuant to the terms and conditions set forth in the Registration Statement on Form S-4, initially filed by the Company on January 12, 2005 (Registration Number 333-121996), as amended, which was declared effective February 7, 2005. After giving effect to the Exchange, the Partnership ceased to hold more than 5% of the outstanding shares of Class A Common.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended as follows:

               The first paragraph of Item 2 is hereby deleted and replaced in its entirety by the following:

               (a) – (c) Pursuant to Rules 13D-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Act”), this Schedule 13D is filed on behalf of the Partnership, the General Partners of the Partnership (the “General Partners”), the Limited Partners of the Partnership (the “Limited Partners”), and the persons who are trustees or primary beneficiaries of the General Partners and Limited Partners (collectively, the “Reporting Individuals,” and together with the Partnership, the “Reporting Persons”). The Reporting Persons may be deemed as a group, pursuant to Rule 13D-5(b)(1), to beneficially own the 115,272 shares of Class A Common held by the Partnership.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

     (a) – (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 115,272 shares of the Class A Common, the aggregate number of shares of Class A Common that are held by the Partnership, which amount represents approximately 1.7% of the Class A Common outstanding on March 1, 2005.

     After giving effect to the Exchange, each of the Reporting Persons has sole or shared power to vote or to direct the vote and sole or shared power to dispose of or to direct the disposition of Class A Common as follows:

               Rankin Associates IV, L.P. Although the Partnership beneficially owns the 115,272 shares of Class A Common, it does not have any power to vote or to dispose of shares of Class A Common. Voting control of the Class A Common held by the Partnership is exercised by the General

CUSIP No. 629579 10 3	Schedule 13D	Page 10 of 14 Pages

Partners and the power to dispose of the Class A Common is shared by all the General Partners and Limited Partners, as more fully described below.

               Clara L. T. Rankin. Mrs. Rankin (a) as primary beneficiary of the Clara Rankin Trust, which is a Limited Partner, shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the General Partners and the other Limited Partners and (b) primary beneficiary of the Clara Rankin Trust, shares the power to vote and dispose of 14,000 shares held by the Clara Rankin Trust. Collectively, the 129,272 shares of Class A Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 2.0% of the Class A Common outstanding on March 1, 2005.

               Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote the 115,272 shares of Class A Common held by the Partnership with the other General Partners, (b) as a trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners and other Limited Partners, (c) shares with National City Bank, a national banking association (“NCB”),   the power to vote and dispose of 2,000 shares of Class A Common pursuant to an agreement with his mother (Clara L. T. Rankin), creating a charitable trust for 20 years and then for the benefit of her grandchildren, (d) shares with his mother the power to vote and dispose of 32,800 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren, (e) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the A.M. Rankin Sr. GST Trust A for the benefit of Alfred M. Rankin, Sr.’s grandchildren, (f) shares with his child (Helen Rankin Butler) the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child, (g) shares with another child (Clara Rankin Williams) the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child, (h) shares with Rankin Management, Inc. and the other partners of Rankin Associates II, L.P., a Delaware limited partnership ("Rankin II") the power to dispose of 338,295 shares of Class A Common held by Rankin II, (i) has the sole power to vote and dispose of 106,615 shares of Class A Common under the Alfred Rankin Trust, (j) has the sole power to vote and dispose of 2,504 shares of Class A Common held by Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust, (k) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother, (l) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common held by him directly, (m) shares with his mother the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of his mother and (n) is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse. Collectively, the 778,212 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.8% of the Class A Common outstanding on March 1, 2005. NCB is a national banking association with its principal business and office location at 1900 East 9th Street, Cleveland, Ohio 44113. The business address of each of Clara L. T. Rankin and Victoire G. Rankin is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. Clara L. T. Rankin and Victoire G. Rankin are not employed. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. The business address of Clara Rankin Williams is 8550 West Bryn Mawr Road, Suite 200, Chicago, Illinois. Mrs. Williams is the

CUSIP No. 629579 10 3	Schedule 13D	Page 11 of 14 Pages

Director of Business Development for ubid.com. To the knowledge of the Reporting Persons, during the last five years, NCB, Clara L. T. Rankin, Victoire G. Rankin, Helen Rankin Butler and Clara Rankin Williams have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Thomas T. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 115,272 shares of Class A Common held by the Partnership with the other General Partners, (b) as a trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner and a Limited Partner shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners and other Limited Partners, (c) has sole power to vote and dispose of 57,027 shares of Class A Common under the Thomas Rankin Trust, (d) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 2,900 shares of Class A Common owned by his spouse, (e) shares as co-trustee with his child (Mathew M. Rankin) of a trust for the benefit of that child the power to vote and dispose of 10,587 shares of Class A Common and (f) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of the Class A Common held by Rankin II. Collectively, the 524,081 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.9% of the Class A Common outstanding on March 1, 2005. The business address of Corbin K. Rankin is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23221. She is not employed. The business address of Mathew M. Rankin is 300 N. Greene St., Suite 500, Greensboro, North Carolina 27401. He is a corporate banker for Wachovia Bank. To the knowledge of the Reporting Persons, during the last five years, Corbin K. Rankin and Mathew M. Rankin have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Claiborne R. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote the 115,272 shares of Class A Common held by the Partnership with the other General Partners, (b) as a trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners and other Limited Partners, (c) has sole power to vote and dispose of 38,045 shares of Class A Common under the Claiborne Rankin Trust, (d) is deemed to share, as trustee, the power to vote and dispose of 7,790 shares of Class A Common held in trust for the benefit of his child (Claiborne R. Rankin, Jr.), (e) is deemed to share, as trustee, the power to vote and dispose of 4,850 shares of Class A Common held in trust for the benefit of a second child (Julie L. Rankin), (f) is deemed to share, as trustee, the power to vote and dispose of 10,124 shares of Class A Common held in trust for the benefit of a third child (Chloe R. Seelbach), (g) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 9,295 shares of Class A Common owned by his spouse and (h) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of Class A Common held by Rankin II. Collectively, the 523,671 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.9% of the Class A Common outstanding on March 1, 2005. Claiborne R. Rankin Jr.’s business address is One South Wacker Drive, 35th Floor, Chicago, Illinois, 60606-4685. He is a Sales and Marketing Associate with Stein Roe Investment Counsel. Chloe R.

CUSIP No. 629579 10 3	Schedule 13D	Page 12 of 14 Pages

Seelbach’s business address is 436 West Roslyn Place, Apartment 3, Chicago, Illinois 60614. She is a project manager with KLI Learning Corporation. Julia L. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. She is a student. Chloe O. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. She is not employed. To the knowledge of the Reporting Persons, during the last five years, Claiborne R. Rankin, Jr., Julia L. Rankin, Chloe R. Seelbach and Chloe O. Rankin have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Roger F. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote and to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners, (b) as a trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners and other Limited Partners, (c) has sole power to vote and dispose of 75,210 shares of Class A Common under the Roger Rankin Trust, (d) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 3,015 shares of Class A Common held in trust for their child, and 1,128 shares of Class A Common held in trust for a second child held by his spouse as trustee of both trusts, (e) is deemed to share with his spouse the power to vote and dispose of 2,400 shares of Class A Common owned by his spouse and (f) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of Class A Common held by Rankin II. Collectively, the 535,320 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.1% of the Class A Common outstanding on March 1, 2005. Alison A. Rankin’s business address is P.O. Box 550, Gates Mills, Ohio 44040. She is not employed. To the knowledge of the Reporting Persons, during the last five years, Alison A. Rankin has not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Bruce T. Rankin. Mr. Rankin (a) as a primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner, shares the power to dispose of the 115,272 shares of Class A Common held by the Partnership with the other General Partners and the other Limited Partners and (b) as the primary beneficiary of the Bruce Rankin Trust, Mr. Rankin also shares with the partners of Rankin II the power to dispose of 338,295 shares for Class A Common held by Rankin II. Collectively, the 453,567 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.9% of the Class A Common outstanding on March 1, 2005.

               (c) Except as otherwise provided herein or the Schedule 13D, there have been no transactions in shares of Class A Common effected during the past 60 days by the Reporting Persons.

               (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common that are held by the Partnership.

CUSIP No. 629579 10 3	Schedule 13D	Page 13 of 14 Pages

               (e) On February 24, 2005, the Partnership and Clara L. T. Rankin ceased to beneficially own more than five percent of the outstanding shares of Class A Common.

[Remainder of page is intentionally left blank. Signatures begin on next page.]

CUSIP No. 629579 10 3	Schedule 13D	Page 14 of 14 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

	Name:	RANKIN ASSOCIATES IV, L.P.

	By:	Its General Partner:

Trust created by the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., Trustee

REPORTING INDIVIDUALS

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr. on behalf of himself and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Bruce T. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Schedule 13D.